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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated August 30, 2006
2	Material Change Report dated August 30, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

NEWS RELEASE

BUFFALO ARRANGES USD$15 MILLION BROKERED PRIVATE PLACEMENT

Vancouver, B.C., August 30, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has entered into an agreement with a syndicate of Agents led by Canaccord Adams for a private placement, on a commercially reasonable efforts basis, of up to 8,571,500 units at a price of USD$1.75 per unit for gross proceeds of USD$15,000,125.  Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.25 per share for a period of two years from the closing date.

Buffalo has also granted the Agents an option to increase the offering by up to 2,857,200 Units or US$5,000,100 up to 48 hours prior to closing. This placement is subject to regulatory approval.

As consideration for acting as Agents, Buffalo has agreed pay a commission of 6.5 percent of the total proceeds on closing in cash, and issue Agents' Warrants exercisable for common shares of Buffalo representing 10 percent of the total Offering sold, at an exercise price of $2.10 per common share for a period of two years from the closing date.

The proceeds from the offering will be used primarily to fund exploration and feasibility study work on Buffalo’s Mt. Kare Property in Papua New Guinea.  The balance of the proceeds will be used to fund exploration of Buffalo’s Australian gold, uranium and nickel/copper/PGE properties and for general working capital.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

August 30, 2006

Item 3

News Release

A press release was issued on August 30, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo has entered into an agreement with a syndicate of Agents led by Canaccord Adams for a private placement.

Item 5

Full Description of Material Change

Vancouver, B.C., August 30, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has entered into an agreement with a syndicate of Agents led by Canaccord Adams for a private placement, on a commercially reasonable efforts basis, of up to 8,571,500 units at a price of USD$1.75 per unit for gross proceeds of USD$15,000,125.  Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.25 per share for a period of two years from the closing date.

Buffalo has also granted the Agents an option to increase the offering by up to 2,857,200 Units or US$5,000,100 up to 48 hours prior to closing. This placement is subject to regulatory approval.

As consideration for acting as Agents, Buffalo has agreed pay a commission of 6.5 percent of the total proceeds on closing in cash, and issue Agents' Warrants exercisable for common shares of Buffalo representing 10 percent of the total Offering sold, at an exercise price of $2.10 per common share for a period of two years from the closing date.

The proceeds from the offering will be used primarily to fund exploration and feasibility study work on Buffalo’s Mt. Kare Property in Papua New Guinea.  The balance of the proceeds will be used to fund exploration of Buffalo’s Australian gold, uranium and nickel/copper/PGE properties and for general working capital.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

August 30, 2006

BUFFALO GOLD LTD.

Per:  “Damien Reynolds”

_______________________

Damien Reynolds

Chair of the Board of Directors

and Chief Executive Officer